UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number: 001-36195

SUNGY MOBILE LIMITED

Floor 17, Tower A, China International Center

No. 33 Zhongshan 3rd Road

Yuexiu District, Guangzhou 510055

People’s Republic of China

Tel: (+86 20) 6681-5066

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sungy Mobile Limited

By:	/s/ Yuqiang Deng
Name:	Yuqiang Deng
Title:	Chairman and Chief Executive Officer

Date: November 4, 2014

EXHIBIT INDEX

Page

Exhibit 99.1 – Press release	4

Exhibit 99.1

Sungy Mobile Announces Appointment of New Chief Financial Officer

Guangzhou, China, November 4, 2014 – Sungy Mobile Limited (NASDAQ: GOMO), a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development (“Sungy Mobile” or the “Company”), announced today the appointment of Mr. Longfei Zhou as chief financial officer, effective November 3, 2014.

Mr. Zhou joins Sungy Mobile from Phillips & Neusoft Medical System Co. Ltd., where he served as chief financial officer, overseeing corporate finance and overall business strategy. Prior to this role, Mr. Zhou was a corporate controller at TCL Multimedia, where he focused on business planning, corporate governance, as well as the design and execution of the internal control systems. Mr. Zhou received a B.S. in Computer Science from Nanjing University of Science & Technology and a Master of Finance at École de management Lyon in France.

Mr. Yuqiang Deng, chief executive officer of Sungy Mobile, stated, “We are very excited to have Longfei join the Company as new chief financial officer. We are confident in his ability to promote financial success as we continue our growth and we look forward to his contributions to the Company.”

In addition, the Company announced that in order to meet the phase-in independence standards of NASDAQ listing requirements applicable to a company’s board of directors, Mr. Aihuang Huang, vice president of technology of the Company, has resigned from his role as a director of the Company, effective from November 3, 2014. Pursuant to this change, the Company’s board is now comprised of seven members, a majority of whom are independent directors.

About Sungy Mobile Limited

Sungy Mobile Limited is a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development. Sungy Mobile’s platform product, GO Launcher EX, manages apps, widgets and functions on Android smartphones and serves as users’ first entry point to their phones; it is the mobile access point from which many Android users are able to find new and innovative ways to customize their experience, download apps and interact with their mobile devices every day.

Safe Harbor Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Sungy Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

ICR, Inc.

Chenjiazi Zhong

Tel: +1-646-417-5388

Email: IR@sungymobile.com

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